FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2010

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 30, 2010 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Notice to Holders of American Depositary Receipts

Pursuant to Section 4.16(a) of the Amended and Restated Deposit Agreement dated September 29, 2000 and as amended November 27, 2006 between Advanced Semiconductor Engineering, Inc. (“ASE”), Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Receipts (“ADRs”) issued and outstanding thereunder (the “Deposit Agreement”), ASE hereby informs ADR holders that the Submission Period for the submission of shareholder proposals pursuant to the ROC Company Law in connection with the Company’s 2010 annual general shareholders’ meeting will begin on April 7, 2010 and end on April 16, 2010. Pursuant to Section 4.16(b) of the Deposit Agreement, any proposal submitted by ADR holders must be received by the Depositary at least two Business Days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 7, 2010 and April 14, 2010.  The 2010 annual general shareholders' meeting will be held on June 14, 2010 and the ADR Record Date in connection with this meeting is April 16, 2010.  For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

Advanced Semiconductor Engineering Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2010

Taipei, Taiwan, R.O.C., Apr 30, 2010 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$37,555 million for the first quarter of 2010 (1Q10), up 180% year-over-year and up 43% sequentially.  Net income for the quarter totaled NT$3,395 million, up from a net loss of NT$1,567 million in 1Q09 and down slightly from net income of NT$3,450 million in 4Q09.  Diluted earnings per share for the quarter was NT$0.63 (or US$0.098 per ADS), compared to losses per share of NT$0.30 for 1Q09 and diluted earnings per share of NT$0.66 for 4Q09.

To aid investors in understanding the significance of the Company's successful tender offer for 78.13% of the outstanding common shares of Universal Scientific Industrial Co., Ltd. ("USI") in the first quarter of 2010, this earnings release includes (i) the Company's pro forma and actual financial results both reflecting the consolidation of USI, and (ii) consolidated financial results for USI.  USI's financial results are reflected in the Company's actual financial results for the first quarter 2010 beginning in February 2010.  The pro forma financial results reflect the completion of the USI tender offer as if it had occurred on January 1, 2009.  The presentation of the financial results for USI and the Company as described above are for purposes of this earnings release only.

RESULTS OF OPERATIONS

1Q10 Results Highlights – Actual Basis

●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, EMS operations and substrates sold to third parties was NT$22,081 million, NT$4,662 million, NT$10,139 million, and NT$673 million, respectively, and each represented approximately 59%, 12%, 27% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$29,999 million, up 135% year-over-year and up 52% sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

-	Raw material cost totaled NT$17,130 million during the quarter, representing 46% of total net revenue, compared with NT$8,166 million and 31% of total net revenue in the previous quarter.

-	Labor cost totaled NT$4,476 million during the quarter, representing 12% of total net revenue, compared with NT$3,754 million and 14% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,188 million during the quarter, down 2% year-over-year and up 3% sequentially.

●
Total operating expenses during 1Q10 were NT$3,277 million, including NT$1,301 million in R&D and NT$1,976 million in SG&A, compared with operating expenses of NT$2,645 million in 4Q09.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, down from 15% in 1Q09 and 10% in 4Q09, respectively.

●	Operating income for the quarter totaled NT$4,279 million, up from NT$3,962 million in the previous quarter. Operating margin decreased to 11% in 1Q10 from 15% in 4Q09.

●	In terms of non-operating items:

-	Net interest expense was NT$292 million, up from NT$256 million a quarter ago primarily due to higher loan balance during the quarter.

-	Net foreign exchange loss of NT$4 million was primarily attributable to the depreciation of the U.S. dollar against the N.T. dollar.

-	Gain on equity-method investments of NT$32 million was primarily attributable to our investment income in USI for the period prior to acquisition.

-
Other non-operating income of NT$58 million was primarily related to scrap sales and other miscellaneous gains.  Total non-operating expenses for the quarter was NT$206 million, compared to non-operating expenses of NT$235 million for 1Q09 and non-operating income of NT$10 million for 4Q09.

●
Income before tax was NT$4,073 million for 1Q10, compared to NT$3,972 million in the previous quarter.  We recorded income tax expense of NT$455 million during the quarter, compared to NT$418 million in 4Q09.

●	In 1Q10, net income was NT$3,395 million, compared to a net loss of NT$1,567 million for 1Q09 and net income of NT$3,450 million for 4Q09.

●
Our total number of shares outstanding at the end of the quarter was 5,495,527,994, including treasury stock owned by our subsidiaries.  Our 1Q10 diluted earnings per share of NT$0.63 (or US$0.098 per ADS) was based on 5,355,311,148 weighted average number of shares outstanding in 1Q10.

1Q10 Results Highlights – Pro Forma Basis Assuming USI Consolidated at the Beginning of Each Applicable Period

●
Net revenue contribution from IC packaging operations, testing operations, EMS operations and substrates sold to third parties was NT$22,080 million, NT$4,662 million, NT$14,506 million, and NT$673 million, respectively, and each represented approximately 53%, 11%, 35% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$33,855 million, up 52% year-over-year and up 3% sequentially.

●
Total operating expenses during 1Q10 were NT$3,616 million, including NT$1,432 million in R&D and NT$2,184 million in SG&A, compared with operating expenses of NT$3,776 million in 4Q09.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, down from 12% in 1Q09 and the same as the previous quarter.

●	Operating income for the quarter totaled NT$4,450 million, down from NT$4,504 million in the previous quarter. Operating margin was 11% in 1Q10, the same as the previous quarter.

●	Total non-operating expenses for the quarter was NT$244 million, compared to non-operating expenses of NT$236 million for 1Q09 and non-operating expenses of NT$22 million for 4Q09.

●
Income before tax was NT$4,214 million for 1Q10, compared to NT$4,482 million in the previous quarter.  We recorded income tax expense of NT$470 million during the quarter, compared to NT$505 million in 4Q09.

●	In 1Q10, net income was NT$3,488 million, compared to a net loss of NT$1,407 million for 1Q09 and net income of NT$3,760 million for 4Q09.

●
Our total number of shares outstanding at the end of the quarter was 5,495,527,994, including treasury stock owned by our subsidiaries.  Our 1Q10 diluted earnings per share of NT$0.63 was based on 5,449,850,174 weighted average number of shares outstanding in 1Q10.

1Q10 Results Highlights – IC ATM2 Basis

●
Net revenue contribution from IC packaging operations, testing operations, and substrates sold to third parties was NT$22,088 million, NT$4,662 million and NT$673 million, respectively, and each represented approximately 81%, 17% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$20,976 million, up 65% year-over-year and up 7% sequentially.

-	Raw material cost totaled NT$8,886 million during the quarter, representing 32% of total net revenue, compared with NT$8,166 million and 31% of total net revenue in the previous quarter.

-	Labor cost totaled NT$4,135 million during the quarter, representing 15% of total net revenue, compared with NT$3,754 million and 14% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,025 million during the quarter, down 5% year-over-year and down 1% sequentially.

●
Total operating expenses during 1Q10 were NT$2,629 million, including NT$1,035 million in R&D and NT$1,594 million in SG&A, compared with operating expenses of NT$2,645 million in 4Q09.  Total operating expenses as a percentage of net revenue for the current quarter were10%, down from 15% in 1Q09 and the same as the previous quarter.

●	Operating income for the quarter totaled NT$3,818 million, down from NT$3,962 million in the previous quarter. Operating margin decreased to 14% in 1Q10 from 15% in 4Q09.

●	In terms of non-operating items:

-	Net interest expense was NT$293 million, up from NT$256 million a quarter ago primarily due to higher loan balance during the quarter.

-	Net foreign exchange gain of NT$14 million was primarily attributable to the depreciation of the U.S. dollar against the N.T. dollar.

-	Gain on equity-method investments of NT$327 million was primarily attributable to our investment income in USI for the period prior to acquisition.

-
Other non-operating income of NT$65 million was primarily related to scrap sales and other miscellaneous gains.  Total non-operating income for the quarter was NT$113 million, compared to non-operating expenses of NT$235 million for 1Q09 and non-operating income of NT$10 million for 4Q09.

●
Income before tax was NT$3,931 million for 1Q10, compared to NT$3,972 million in the previous quarter.  We recorded income tax expense of NT$395 million during the quarter, compared to NT$418 million in 4Q09.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	In 1Q10, net income was NT$3,395 million, compared to a net loss of NT$1,567 million for 1Q09 and net income of NT$3,450 million for 4Q09.

1Q10 Results Highlights of USI

●	Net revenue contribution from EMS operations was NT$14,506 million, up 36% year-over-year and down 3% sequentially.

●	Cost of revenues was NT$12,892 million, up 36% year-over-year and down 3% sequentially.

-	Raw material cost totaled NT$11,777 million during the quarter, representing 81% of total net revenue, compared with NT$12,136 million and 81% of total net revenue in the previous quarter.

-	Labor cost totaled NT$487 million during the quarter, representing 3% of total net revenue, compared with NT$509 million and 3% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$253 million during the quarter, down 29% year-over-year and up 3% sequentially.

●
Total operating expenses during 1Q10 were NT$988 million, including NT$398 million in R&D and NT$590 million in SG&A, compared with operating expenses of NT$1,132 million in 4Q09.  Total operating expenses as a percentage of net revenue for the current quarter were 7%, down from 9% in 1Q09 and 8% in 4Q09, respectively.

●	Operating income for the quarter totaled NT$626 million, up from NT$535 million in the previous quarter. Operating margin was 4% in 1Q10, the same as the previous quarter.

●	Total non-operating expenses for the quarter was NT$20 million, compared to non-operating income of NT$63 million for 1Q09 and non-operating income of NT$69 million for 4Q09.

●
Income before tax was NT$606 million for 1Q10, compared to NT$604 million in the previous quarter.  We recorded income tax expense of NT$74 million during the quarter, compared to NT$86 million in 4Q09.

●	In 1Q10, net income was NT$530 million, compared to a net income of NT$264 million for 1Q09 and net income of NT$516 million for 4Q09.

LIQUIDITY AND CAPITAL RESOURCES – ACTUAL BASIS

●	As of March 31, 2010, our cash and current financial assets totaled NT$40,417 million, compared to NT$27,577 million as of December 31, 2009.

●
Capital expenditures in 1Q10 totaled US$187 million, of which US$137 million was used for IC packaging, US$43 million was used for testing, US$6 million was used for EMS and US$1 million was used for interconnect materials.

●
As of March 31, 2010, we had total bank debt of NT$78,317 million, compared to NT$63,040 million as of December 31, 2009.  Total bank debt consisted of NT$20,797 million of revolving working capital loans, NT$1,438 million of the current portion of long-term debt, and NT$56,082 million of long-term debt.  Total unused credit lines amounted to NT$68,534 million.

●	Current ratio as of March 31, 2010 was 1.61, compared to 1.78 as of December 31, 2009. Net debt to equity ratio was 0.43 as of March 31, 2010.

●	Total number of employees was 42,953 as of March 31, 2010, compared to 25,032 as of March 31, 2009 and 29,538 as of Dec 31, 2009.

BUSINESS REVIEW

IC Packaging Services3

●	Net revenues generated from our IC packaging operations were NT$22,088 million during the quarter, up NT$11,880 million, or 116% year-over-year, and up NT$957 million, or 5% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 87% of total IC packaging net revenues during the quarter, the same as the previous quarter.

●	Gross margin for our IC packaging operations during the quarter was 19%, up by 14 percentage points from the same quarter last year and down 2 percentage points from the previous quarter.

●
Capital expenditures for our IC packaging operations amounted to US$137 million during the quarter, of which US$103 million was used for wirebonding packaging capacity and US$34 million was used for wafer bumping and flip chip packaging equipment.

●	As of March 31, 2010, there were 9,817 wirebonders in operation. 646 wirebonders were added and 344 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 15% of total packaging net revenues, up by 1 percentage point from the previous quarter.

Testing Services

●	Net revenues generated from our testing operations were NT$4,662 million, up NT$1,894 million, or 68% year-over-year, and up NT$99 million, or 2%, sequentially.

●
Final testing contributed 83% to total testing net revenues, the same percentage point as the previous quarter.  Wafer sort contributed 14% to total testing net revenues, which constant with the previous quarter.  Engineering testing contributed 3% to total testing net revenues, which remained unchanged from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,372 million, down from NT$1,512 million in 1Q09 and down from NT$1,414 million in 4Q09.

●	In 1Q10, gross margin for our testing operations was 35%, up by 30 percentage points year-over-year and the same as the previous quarter.

●	Capital spending on our testing operations amounted to US$43 million during the quarter.

●	As of March 31, 2009, there were 1,634 testers in operation. 62 testers were added and 31 testers were disposed of during the quarter.

EMS Services

●	Net revenues generated from our EMS operations were NT$14,506 million, up NT$3,822 million, or 36% year-over-year, and down NT$464 million, or 3%, sequentially.

●
Computers & Peripherals products contributed 25% to total EMS net revenues, down by 2 percentage points from the previous quarter.  Electronics Packaging & EMS products contributed 28% to total EMS net revenues, up by 2 percentage points from the previous quarter.  Communications products contributed 21% to total EMS net revenues, down by 2 percentage points from the previous quarter. Network Storage & Servers products contributed 9% to total EMS net revenues, up by 1 percentage point from the previous quarter.  Industrial & Automotive products contributed 17% to total EMS net revenues, up by 1 percentage point from the previous quarter.

●	In 1Q10, gross margin for our EMS operations was 11%, which is the same as year-over-year and the previous quarter.

3 IC packaging services include module assembly services.

●	Capital spending on our EMS operations amounted to US$9 million during the quarter.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$2,330 million during the quarter, up NT$1,254 million, or 117% year-over-year, and up NT$33 million, or 1% from the previous quarter.  Of the total output of NT$2,330 million, NT$673 million was from sales to external customers.

●	Gross margin for substrate operations was 24% during the quarter, up by 31 percentage points year-over-year and down by 1 percentage points sequentially.

●	In 1Q10, our internal substrate manufacturing operations supplied 48% (by value) of our total substrate requirements.

Customers

IC ATM CONSOLIDATED BASIS

●
Our five largest customers together accounted for approximately 30% of our total net revenues in 1Q10, compared to 33% in 1Q09 and 27% in 4Q09.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 44% of our total net revenues during the quarter, compared to 47% in 1Q09 and 43% in 4Q09.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 37% of our total net revenues during the quarter, compared to 34% in 1Q09 and 39% in 4Q09.

USI CONSOLIDATED BASIS

●
Our five largest customers together accounted for approximately 63% of our total net revenues in 1Q10, compared to 60% in 1Q09 and 66% in 4Q09.  There are four customers who each individually accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 79% of our total net revenues during the quarter, compared to 80% in 1Q09 and 83% in 4Q09.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on June 24, 2009.

Supplemental Financial Information
IC ATM Consolidated Operations
Amounts in NT$ Millions	1Q/10	4Q/09	1Q/09
Net Revenues	27,423	26,293	13,397
Revenues by End Application
Communications	45%	45%	49%
Computers	17%	18%	16%
Automotive and Consumer	38%	36%	36%
Others	0%	1%	1%
Revenues by Region
North America	50%	50%	54%
Europe	12%	13%	12%
Taiwan	23%	21%	20%
Japan	10%	10%	11%
Other Asia	5%	6%	3%

IC Packaging Services
Amounts in NT$ Millions	1Q/10	4Q/09	1Q/09
Net Revenues	22,088	21,131	10,208
Revenues by Packaging Type
Advanced substrate & leadframe based	87%	87%	88%
Traditional leadframe based	6%	6%	6%
Module assembly	4%	4%	2%
Others	3%	3%	4%
Capacity
CapEx (US$ Millions)*	137	139	14
Number of Wirebonders	9,817	9,515	8,419

Testing Services
Amounts in NT$ Millions	1Q/10	4Q/09	1Q/09
Net Revenues	4,662	4,563	2,768
Revenues by Testing Type
Final test	83%	83%	86%
Wafer sort	14%	14%	10%
Engineering test	3%	3%	4%
Capacity
CapEx (US$ Millions)*	43	32	10
Number of Testers	1,634	1,603	1,572

USI Consolidated Operations
Amounts in NT$ Millions	1Q/10	4Q/09	1Q/09
Net Revenues	14,506	14,970	10,684
Revenues by End Application
Computers & Peripherals	25%	27%	27%
Communications	21%	23%	23%
Network Storage & Servers	9%	8%	10%
Electronics Packaging & EMS	28%	26%	25%
Industrial&Automotive Products	17%	16%	15%
Capacity
CapEx (US$ Millions)*	9	5	1
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – Actual Basis*
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2010	Dec. 31 2009	Mar. 31 2009
Net revenues:
IC Packaging	22,081	21,131	10,208
Testing	4,662	4,563	2,768
EMS	10,139	-	-
Others	673	599	421
Total net revenues	37,555	26,293	13,397

Cost of revenues	(29,999)	(19,686)	(12,739)
Gross profit	7,556	6,607	658

Operating expenses:
Research and development	(1,301)	(1,081)	(750)
Selling, general and administrative	(1,976)	(1,564)	(1,319)
Total operating expenses	(3,277)	(2,645)	(2,069)
Operating income (loss)	4,279	3,962	(1,411)

Net non-operating (expenses) income:
Interest expense – net	(292)	(256)	(435)
Foreign exchange gain (loss)	(4)	35	(107)
Gain (loss) on equity-method investments	32	135	24
Others	58	96	283
Total non-operating (expenses) income	(206)	10	(235)
Income (loss) before tax	4,073	3,972	(1,646)

Income tax benefit (expense)	(455)	(418)	50
(Loss) income from continuing operations and before minority interest	3,618	3,554	(1,596)
Minority interest	(223)	(104)	29

Net income (loss)	3,395	3,450	(1,567)

Per share data:
Earnings (losses) per share
– Basic	NT$0.64	NT$0.67	NT$(0.30)
– Diluted	NT$0.63	NT$0.66	NT$(0.30)

Earnings (losses) per equivalent ADS
– Basic	US$0.100	US$0.104	US$(0.045)
– Diluted	US$0.098	US$0.102	US$(0.045)

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,355,311	5,200,502	5,183,404

Exchange rate (NT$ per US$1)	31.95	32.26	33.82

* Figures above reflects consolidation of USI starting in February 2010.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – Pro Forma Basis Assuming USI Consolidated at the Beginning of Each Applicable Period
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2010	Dec. 31 2009	Mar. 31 2009
Net revenues:
IC Packaging	22,080	21,122	10,204
Testing	4,662	4,563	2,768
EMS	14,506	14,970	10,684
Others	673	599	421
Total net revenues	41,921	41,254	24,077

Cost of revenues	(33,855)	(32,974)	(22,231)
Gross profit	8,066	8,280	1,846

Operating expenses:
Research and development	(1,432)	(1,517)	(1,109)
Selling, general and administrative	(2,184)	(2,259)	(1,894)
Total operating expenses	(3,616)	(3,776)	(3,003)
Operating income (loss)	4,450	4,504	(1,157)

Net non-operating (expenses) income:
Total non-operating (expenses) income	(236)	(22)	(224)
Income (loss) before tax	4,214	4,482	(1,381)

Income tax benefit (expense)	(470)	(505)	3
(Loss) income from continuing operations and before minority interest	3,744	3,977	(1,378)
Minority interest	(256)	(217)	(29)

Net income (loss)	3,488	3,760	(1,407)

Per share data:
Earnings (losses) per share
– Basic	NT$0.65	NT$0.70	NT$(0.26)
– Diluted	NT$0.63	NT$0.69	NT$(0.26)

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,449,850	5,418,669	5,401,571

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM Basis
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2010	Dec. 31 2009	Mar. 31 2009
Net revenues:
IC Packaging	22,088	21,131	10,208
Testing	4,662	4,563	2,768
Others	673	599	421
Total net revenues	27,423	26,293	13,397

Cost of revenues	(20,976)	(19,686)	(12,739)
Gross profit	6,447	6,607	658

Operating expenses:
Research and development	(1,035)	(1,081)	(750)
Selling, general and administrative	(1,594)	(1,564)	(1,319)
Total operating expenses	(2,629)	(2,645)	(2,069)
Operating income (loss)	3,818	3,962	(1,411)

Net non-operating (expenses) income:
Interest expense – net	(293)	(256)	(435)
Foreign exchange gain (loss)	14	35	(107)
Gain (loss) on equity-method investments	327	135	24
Others	65	96	283
Total non-operating (expenses) income	113	10	(235)
Income (loss) before tax	3,931	3,972	(1,646)

Income tax benefit (expense)	(395)	(418)	50
(Loss) income from continuing operations and before minority interest	3,536	3,554	(1,596)
Minority interest	(141)	(104)	29

Net income (loss)	3,395	3,450	(1,567)

Per share data:
Earnings (losses) per share
– Basic	NT$0.64	NT$0.67	NT$(0.30)
– Diluted	NT$0.63	NT$0.66	NT$(0.30)

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,355,311	5,200,502	5,183,404

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2010	Dec. 31 2009	Mar. 31 2009
Net revenues:
Total net revenues	14,506	14,970	10,684

Cost of revenues	(12,892)	(13,303)	(9,501)
Gross profit	1,614	1,667	1,183

Operating expenses:
Research and development	(398)	(436)	(360)
Selling, general and administrative	(590)	(696)	(574)
Total operating expenses	(988)	(1,132)	(934)
Operating income (loss)	626	535	249

Net non-operating (expenses) income:
Total non-operating (expenses) income	(20)	69	63
Income (loss) before tax	606	604	312

Income tax benefit (expense)	(74)	(86)	(47)
(Loss) income from continuing operations and before minority interest	532	518	265
Minority interest	(2)	(2)	(1)

Net income (loss)	530	516	264

Per share data:
Earnings (losses) per share
– Basic	NT$0.50	NT$0.49	NT$0.25
– Diluted	NT$0.49	NT$0.47	NT$0.25

Number of weighted average shares used in diluted EPS calculation (in thousands)	1,086,926	1,077,941	1,065,162

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis*
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2010	As of Dec. 31, 2009

Current assets:
Cash and cash equivalents	36,505	22,557
Financial assets – current	3,912	5,020
Notes and accounts receivable	33,396	17,812
Inventories	20,687	12,206
Others	5,623	3,818
Total current assets	100,123	61,413

Financial assets – non current	2,430	5,160
Properties – net	86,748	79,364
Intangible assets	16,504	12,233
Others	3,993	3,891
Total assets	209,798	162,061

Current liabilities:
Short-term debts – revolving credit	20,797	13,025
Current portion of long-term debts	1,438	935
Notes and accounts payable	23,787	8,954
Others	16,263	11,660
Total current liabilities	62,285	34,574

Long-term debts	56,082	49,080
Other liabilities	3,991	3,693
Total liabilities	122,358	87,347

Minority interest	7,235	3,098

Shareholders’ equity	80,205	71,616
Total liabilities & shareholders’ equity	209,798	162,061

Current Ratio	1.61	1.78
Net Debt to Equity	0.43	0.47

* Figures above reflects consolidation of USI starting in February 2010.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2010	As of Dec. 31, 2009

Current assets:
Cash and cash equivalents	10,144	8,505
Financial assets – current	597	553
Notes and accounts receivable	14,054	14,119
Inventories	6,892	5,301
Others	541	481
Total current assets	32,228	28,959

Financial assets – non current	575	636
Properties – net	4,886	4,917
Intangible assets	155	157
Others	941	966
Total assets	38,785	35,635

Current liabilities:
Short-term debts – revolving credit	5,219	3,962
Current portion of long-term debts	140	-
Notes and accounts payable	14,160	12,972
Others	2,104	2,090
Total current liabilities	21,623	19,024

Long-term debts	210	100
Other liabilities	334	333
Total liabilities	22,167	19,457

Minority interest	33	31

Shareholders’ equity	16,585	16,147
Total liabilities & shareholders’ equity	38,785	35,635